===============================================================================
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

           (Mark One)

           /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                 (No fee required, effective October 7, 1996)


           For the fiscal year ended  December 30, 2002
                                    -------------------------------------------
                                                   Or

          / / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
      (No fee required)

          For the transition period from                   to
                                         -----------------   ------------------

           Commission file number   1-14946
                                    -------------------------------------------

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                CEMEX, Inc. Savings Plan
                c/o CEMEX, Inc.
                1200 Smith Street
                Suite 2400
                Houston, Texas 77002

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                CEMEX,S.A. de C.V.
                Av. Ricardo Margain Zozaya #325
                Colonia del Valle Campestre
                Garza Garcia, Nuevo Leon
                Mexico 66220

================================================================================

                           CEMEX, INC. SAVINGS PLAN

                           Financial Statements and
                            Supplemental Schedules

                          December 30, 2002 and 2001
                  (With Independent Auditors' Report Thereon)

                           CEMEX, INC. SAVINGS PLAN


                               Table of Contents

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   1

Financial Statements:

      Statements of Net Assets Available for Benefits -
         December 30, 2002 and 2001                                            2

      Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 30, 2002                                          3

         Notes to Financial Statements                                         4

Supplemental Schedules:

      Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) -
           December 30, 2002                                                   9

      Schedule H, Line 4(j) - Schedule of Reportable Transactions -
           Year Ended December 30, 2002                                       10

The following schedules required by the Department of Labor's Rules and Regula-tions are omitted because of the absence of conditions under which they are required:

       Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of
           Within the Plan Year)

       Schedule G, Part I - Schedule of Loans on Fixed Income Obligations in
           Default or Classified as Uncollectible

       Schedule G, Part II - Schedule of Leases in Default or Classified as
           Uncollectible

       Schedule G, Part III - Nonexempt Transactions

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for 2002 and, in our opinion, are fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.


                                                        /s/  Mir Fox & Rodriguez


Houston, Texas
June 23, 2003

                           CEMEX, INC. SAVINGS PLAN

                Statements of Net Assets Available for Benefits
                          December 30, 2002 and 2001




           Assets                                      2002             2001

Investments, at fair value:
    Mutual funds                              $    113,675,481       35,810,851
    Common collective trust fund                    50,009,886        6,239,873
    Common stock                                     7,826,770
    Participant loans                               12,092,122        3,019,785
                                               ---------------- ----------------

         Total investments                         183,604,259       45,070,509

Cash and cash equivalents                              637,115           45,248
Accounts receivable                                    205,692            9,743
                                               ---------------- ----------------

         Total assets                              184,447,066       45,125,500
                                               ---------------- ----------------

Liabilities

Trades payable                                         755,509
Accounts payable                                        41,180            4,574
                                               ---------------- ----------------

         Total liabilities                             796,689            4,574
                                               ---------------- ----------------

         Net assets available for benefits    $    183,650,377       45,120,926
                                               ================ ================



See accompanying notes to financial statements.

                           CEMEX, INC. SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits
                         Year Ended December 30, 2002



Additions to net assets:
    Participant contributions                               $    12,439,943
    Employer contributions                                        6,509,568
    Transfer in from qualified plan                             155,054,504
    Rollover contributions                                          441,619
    Investment income                                             6,880,607
                                                            --------------------

       Total additions to net assets                            181,326,241
                                                            --------------------

Deductions from net assets:
    Net depreciation in fair value of mutual funds               20,327,899
    Net depreciation in fair value of common stock                1,480,571
    Benefits paid to participants                                20,906,206
    Administrative fees and expenses                                 82,114
                                                            --------------------

        Total deductions from net assets                         42,796,790
                                                            --------------------

Net increase in net assets available for benefits               138,529,451

Net assets available for benefits:
    Beginning of year                                            45,120,926
                                                            --------------------

    End of year                                              $  183,650,377
                                                            ====================



See accompanying notes to financial statements.

                           CEMEX, INC. SAVINGS PLAN

                         Notes to Financial Statements
                          December 30, 2002 and 2001

1.         Plan Description

      General
      -------

      The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. (Employer) assumed sponsorship of Cemex USA Management, Inc. Savings Plan and changed the plan's name to CEMEX, Inc. Savings Plan (the Plan). Effective December 31, 2001, the Southdown, Inc. Retirement Savings Plan was merged into the Plan resulting in a transfer into the Plan of net assets of $155,054,504.

      The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

      Eligibility
      -----------

      Effective April 1, 2002, non-union employees of CEMEX, Inc. and its affiliated companies that have adopted the Plan (Non-Union Employees) are eligible to participate in the Plan beginning on the first day of the calendar quarter following the Employee's date of hire. Prior to April 1, 2002, entry dates into the Plan for Employees were the January 1 or July 1 which coincided with or next followed the date the Employee completed 500 hours of service during any two consecutive quarters.

      Hourly paid employees of CEMEX Kosmos Cement Co. at its Louisville Cement Plant, who are covered under the Plan pursuant to the provisions of a collective bargaining agreement (Louisville Employees), are eligible to participate in the Plan on the first day of the month following completion of 90 days of employment.

      Hourly paid employees of Sunbelt Cement, Inc. at its Balcones Cement Plant, who are covered under the Plan pursuant to the provisions of a collective bargaining agreement (Balcones Employees), are eligible to participate in the Plan beginning on the January 1 or July 1 which coincides with or next follows the date following completion of 500 hours of service during any two consecutive calendar quarters.

      Contributions
      -------------

      Contributions into the Plan are as follows:

          o Non-Union Employees may make voluntary contributions of up to 18% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis. The Employer makes matching contributions equal to 75% of the participant's before-tax contributions which do not exceed 6% of his or her eligible compensation.

          o Louisville Employees may make voluntary contributions of up to 16% of eligible compensation on a before-tax basis. After-tax contributions may be made as long as the total participant's contributions do not exceed 16% of his or her eligible compensation. Effective March 1, 2003, voluntary contributions can be up to 18% of eligible compensation. The Employer makes matching contributions equal to 50% of the participant's combined before-tax and after-tax contributions which do not exceed 6% of his or her eligible compensation.

          o Balcones Employees may make voluntary contributions of up to 15% of eligible compensation on a before-tax basis. Effective March 1, 2003, voluntary contributions can be up to 16% of eligible compensation. Balcones Employees are not allowed to make after-tax contributions. The Employer makes matching contributions equal to 55% of the participant's before-tax contributions which do not exceed 6% of the first $65,000 of the participant's annual eligible compensation. Effective March 1, 2003, the Employer matching contribution was changed to 75% of the participant's before-tax contributions which do not exceed 6% of his or her eligible compensation.

      The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. The Employer may make additional minimum contributions in accordance with the provisions of the Plan Agreement.

      Effective January 1, 2002, participants who are or will attain age 50 years old or older before the close of the Plan's year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions in the investment options listed in note 3.

      Participant accounts
      --------------------

      Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account. Forfeitures are used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement.

      Vesting
      -------

      Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of continuous service as follows:

               Completed Years of Active Service                    Vesting %
               ---------------------------------                    ---------
               Less than one year                                      0%
               One year but less than two years                       20%
               Two years but less than three years                    40%
               Three years but less than four years                   60%
               Four years but less than five years                    80%
               Five years or more                                    100%

      Each participant who was first employed by Southdown, Inc. prior to January 1, 2000 and all Louisville Employees are fully vested in their entire account balance. Each participant who was first employed by Southdown, Inc. on or after January 1, 2000 is fully vested in his or her "Prior Plan Matching Account" under the Southdown, Inc. Retirement Savings Plan. Each participant who was first employed by Southdown, Inc. between January 1, 2000 and December 31, 2001 and who also terminated employment during such period, will have his or her vested interest in the Employer matching and discretionary contributions determined as follows:

               Completed Years of Active Service                    Vesting %
               ---------------------------------                    ---------
               Less than five years                                    0%
               Five years or more                                    100%

      Benefit payments
      ----------------

      Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind. Benefits are recorded when paid.

      Participant loans
      -----------------

      A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

      Plan termination
      ----------------

      Although no interest has been expressed, CEMEX, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

2.         Significant Accounting Policies

      Basis of presentation
      ---------------------

      The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

      Use of estimates
      ----------------

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment valuation and income recognition
      -------------------------------------------

      The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Administrative expenses
      -----------------------

      Asset management fees are paid by the Plan, loan fees are paid by the borrowing participant, and all other administrative costs are paid by the Employer.

      Reclassifications
      -----------------

      Certain amounts in 2001 have been reclassified to conform to current year presentation.

3.         Investments

      As of December 30, 2002 and 2001, the Plan's investments were as follows:

                                                                                         2002                   2001
                                                                                         ----                   ----
        Stable Value Fund                                                     $       50,009,886              6,239,873
        Washington Mutual Investors Fund                                              28,584,245              8,855,214
        Bond Fund of America                                                          27,724,037              4,879,820
        MFS Research Fund                                                             15,382,673              2,689,092
        Templeton Foreign Fund                                                        12,097,655              2,968,540
        Franklin Balance Sheet Investment Fund                                         9,617,994              2,253,135
        CEMEX stock (only offered during 2002)                                         7,631,885
        Franklin Real Estate Securities Fund                                           6,494,732              1,499,023
        Putnam New Opportunities Fund                                                  4,012,619              5,775,367
        AIM Constellation Fund                                                         3,535,507              5,100,964
        Pilgrim International Small Cap Growth Fund                                    3,202,587                679,201
        Franklin Small Mid-Cap Growth Fund                                             1,804,370                565,112
        Templeton Developing Markets Fund                                              1,178,971                545,383
        Crane Company common stock (only offered during 2002)                            194,886
        Alliance Capital Reserve Account (only offered during 2002)                       40,090
        Participant loans                                                             12,092,122              3,019,785
                                                                              ------------------             ----------
                                                                              $      183,604,259             45,070,509
                                                                              ==================             ==========


      Investments with a fair value that exceeds $9,182,519 at December 30, 2002 and $2,256,047 at December 30, 2001 represent 5 percent or more of Plan net assets.

4.         Significant Concentrations of Credit Risk

      The Plan's cash in bank operating and trust accounts in excess of the Federal Deposit Insurance Corporation insurance limit was $1,614,827 and $215,864 as of December 30, 2002 and 2001, respectively. The Plan's credit risk is mitigated by the financial strength of the banking institution in which the deposits are held.

5.         Federal Income Tax Status

      The Plan obtained its latest determination letter on November 20, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

6.         Risks and Uncertainties

      The Plan provides for investment in various mutual funds, common collective trust funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7.         Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          2002          2001
        Net assets available for benefits per the
           financial statements                     $  183,650,377    45,120,926
        Benefits payable                                    (8,867)
        Net assets available for benefits per the
           Form 5500                                $  183,641,510    45,120,926

      The following is a reconciliation of benefits paid to participants per the 2002 financial statements to the Form 5500:

        Benefits paid to participants per the
           financial statements                                $      20,906,206
        Add:  Amounts payable at December 30, 2002                         8,867
        Less: Amounts payable at December 30, 2001                     -
        Benefits paid to participants per the Form 5500        $      20,915,073

                                                                                                  Supplemental Schedule H, Line 4(i)
                                                                                                         Plan Sponsor No. 72-0296500
                                                                                                                        Plan No. 001
                                                      CEMEX, INC. SAVINGS PLAN

                   Schedule of Assets (Held at End of Year)
                               December 30, 2002
 (a)                                  (b)                                                          (c)
                      Identity of issue, borrower, lessor,                       Description of investment including maturity date,
                                or similar party                                rate of interest, collateral, par or maturity value
     --------------------------------------------------------------      -----------------------------------------------------------

     INVESCO Trust Company                                               Stable Value Fund; 50,009,886 shares
     Washington Mutual                                                   Washington Mutual Investors Fund; 1,217,387 shares
     American Funds                                                      Bond Fund of America; 2,182,995 shares
     MFS Fund Distributors, Inc.                                         MFS Research Fund; 1,089,424 shares
     Franklin Templeton Investor Services, Inc.                          Templeton Foreign Fund; 1,462,836 shares
     Franklin Templeton Investor Services, Inc.                          Franklin Balance Sheet Investment Fund; 260,368 shares
*    CEMEX, S.A. de S.V.                                                 American Depository Shares; 352,512 shares
     Franklin Templeton Investor Services, Inc.                          Franklin Real Estate Securities Fund; 403,149 shares
     Putnam Investments                                                  Putnam New Opportunities Fund; 141,289 shares
     AIM Family of Funds                                                 AIM Constellation Fund; 212,470 shares
     ING Pilgrim Group                                                   Pilgrim International Small Cap Growth Fund; 171,721 shares
     Franklin Templeton Investor Services, Inc.                          Franklin Small Mid-Cap Growth Fund; 82,542 shares
     Franklin Templeton Investor Services, Inc.                          Templeton Developing Markets Fund; 118,371 shares
     Crane Company                                                       Common stock; 9,744 shares
     Pershing                                                            Alliance Capital Reserve Account; 40,090 shares
  *  Participant loans                                                   5.00% to 10.84%; 1-5 year term; payable monthly



  *  Party-in-interest

(table continued)
 (a)                                  (b)                                                    (e)
                      Identity of issue, borrower, lessor,                                 Current
                                or similar party                                            value
     -----------------------------------------------------------------------        ----------------------

     INVESCO Trust Company                                                       $       50,009,886
     Washington Mutual                                                                   28,584,245
     American Funds                                                                      27,724,037
     MFS Fund Distributors, Inc.                                                         15,382,673
     Franklin Templeton Investor Services, Inc.                                          12,097,655
     Franklin Templeton Investor Services, Inc.                                           9,617,994
*    CEMEX, S.A. de S.V.                                                                  7,631,885
     Franklin Templeton Investor Services, Inc.                                           6,494,732
     Putnam Investments                                                                   4,012,619
     AIM Family of Funds                                                                  3,535,507
     ING Pilgrim Group                                                                    3,202,587
     Franklin Templeton Investor Services, Inc.                                           1,804,370
     Franklin Templeton Investor Services, Inc.                                           1,178,971
     Crane Company                                                                           194,886
     Pershing                                                                                  40,090
  *  Participant loans                                                                   12,092,122
                                                                                    ----------------------
                                                                                   $   183,604,259
  *  Party-in-interest                                                              ======================

                                                                                                  Supplemental Schedule H, Line 4(j)
                                                                                                         Plan Sponsor No. 72-0296500
                                                                                                                        Plan No. 001

                           CEMEX, INC. SAVINGS PLAN

                      Schedule of Reportable Transactions
                       Cumulative Transactions by Issue
                         Year Ended December 30, 2002



                                                                                                                      (e)
                                                      (b)                                                 (d)
              (a)                 Description of asset (include interest rate           (c)             Selling      Lease
  Identity of party involved            and maturity in case of a loan)            Purchase price        price       Rental
-------------------------------- ----------------------------------------------- -------------------  ------------ ----------


CEMEX, S.A. de S.V.              American Depository Shares                       $     6,469,478          n/a         n/a



(table continued)
                                      (f)              (g)                   (h)
                                     Expenses                            Current value of            (i)
              (a)                  incurred with                             asset on           Net gain or
  Identity of party involved       transaction      Cost of asset         transaction date        (loss)
-------------------------------- ---------------  --------------      -------------------  -------------------


CEMEX, S.A. de S.V.                    n/a         6,469,478               6,469,478                n/a

                                  SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               CEMEX, INC. SAVINGS PLAN



                               By: /s/ Andrew M. Miller
                                   ---------------------------------------------
                                   Name:  Andrew M. Miller
                                   Title: Chairman of Administrative Committee


Date:    June 30, 2003
         ---------------

                                 EXHIBIT INDEX


Exhibit
   No.       Description
-------      -----------

1. Certification of Plan Administrator of the CEMEX, Inc. Savings Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
             Section 906 of the Sarbanes-Oxley Act of 2002.

2. Consent of Mir Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. of its report, dated June 23, 2003, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 30, 2002.

                                                                      EXHIBIT 1


                      Certification of Plan Administrator
                      Pursuant to 18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of the CEMEX, Inc. Savings Plan (the "Plan") for the year ended December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Andrew
M. Miller, as Chairman of the Administrative Committee of the Plan, hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ Andrew M. Miller
-------------------------------------
Name:   Andrew M. Miller
Title:  Chairman of Administrative
        Committee

Date:   June 30, 2003


This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Plan for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                      EXHIBIT 2

                        CONSENT OF INDEPENDENT AUDITORS


As independent auditors, we hereby consent to the incorporation by reference of our report dated June 23, 2003, included in this Form 11-K, into the previously filed registration statement of CEMEX, Inc. Savings Plan, on Form S-8 (File No. 333-83962).


                                            /s/  Mir Fox & Rodriguez


Houston, Texas
June 30, 2003